UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(May 3, 2007)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2007

2.

Financial Statements for the Three Months ended March 31, 2007

3.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: May 3, 2007

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports First Quarter 2007 Financial Results

Company Delivers 100,000 Wallet/Vault Tokens to

Blue Cross of North East Pennsylvania

TORONTO, Canada, May 3, 2007 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data security infrastructure products and services, today announced financial results for first quarter of 2007.  During the quarter Diversinet’s revenues increased and net loss was reduced over the same quarter last year.

Revenues for the quarter were $905,000, up 217 percent sequentially compared to $286,000 in the fourth quarter of 2006 and up 91 percent compared to the first quarter of 2006.  In December 2006 Diversinet entered into a consulting and licensing agreement with Blue Cross of Northeast Pennsylvania (BCNEPA) and recorded $900,000 in deferred revenue on the balance sheet as a result of cash received from the agreement.  During Q1 2007, the Company delivered the first 100,000 wallet/vault tokens and recognized $828,000 in revenues.  Cash used in continuing operations for the quarter was $920,000 compared to $406,000 in Q1 2006.  All dollar amounts are in U.S. dollars.

The net loss for the first quarter of 2007 decreased to $331,000, or $0.01 per share, compared to a net loss of $722,000 or $0.03 per share in the first quarter of 2006 and a net loss of $1,050,000 or $0.03 per share in the fourth quarter of 2006.  Included in the first quarter net loss are stock-based compensation, depreciation and amortization of $150,000 ($269,000 in Q1 2006).  Cash and cash equivalents at March 31, 2007 were $4,487,000 and $5,146,000 at December 31, 2006.

Company, customer and product solution highlights include:

•

Diversinet signed a licensing agreement with BCNEPA for Diversinet’s MobiSecure™ Wallet and Vault products.  Based on Diversinet's MobiSecure soft token technology, the MobiSecure Wallet and Vault products will deliver the required HIPAA-compliant security to provide BCNEPA members an advanced new medical care service offering with immediate access to personal medical records by individuals and health care providers through their mobile phones, handheld wireless devices and personal computers. During the first quarter Diversinet delivered 100,000 Wallet/Vault tokens to BCNEPA.

•

Diversinet introduced its Provisioning Server for RSA SecurID®, a fast, easy and secure way for enterprises to deploy cost-effective RSA SecurID software authenticators.  RSA, the Security Division of EMC, teamed with Diversinet to deliver the provisioning server to its enterprise customers worldwide, expanding the strategic partnership between the two companies.

•

In April, Diversinet appointed Albert Wahbe, currently chairman of the board, to the role of chief executive officer with responsibility for the company’s strategic direction as it transitions from a product development organization to a sales and marketing enterprise.

•

Diversinet also appointed Philippe Tardif and Greg Milavsky to the Board of Directors.  Mr. Tardif, a partner at Borden Ladner Gervais LLP and a leading securities and capital markets lawyer, brings to Diversinet considerable experience in corporate governance matters, and has a unique perspective on the needs of helping companies transition towards sales and marketing enterprises.  Gregory Milavsky joins the Diversinet board in his role as senior managing director and founder of Canterbury Park Capital L.P., a private equity firm based in Toronto, Canada. Prior to this position, he served as managing director and group head for Scotiabank Private Equity Investments, a firm specializing in private equity investing and venture capital.

CEO and Chairman of Diversinet Albert Wahbe stated “We are pleased to report a quarter of improved revenue and reduced losses, reflecting our ongoing transition from a product development company to a sales and marketing enterprise.  We continue to build out our product offering and distribution network to deliver valuable customer applications in the marketplace.”

About Diversinet

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device. Diversinet's reliable, end-to-end OTP (one-time password) solutions enable cost-effective strong authentication and instant and secure access to critical personal records, helping businesses reduce identity theft, expand customer offerings, increase revenues and comply with regulations.  Connect with Diversinet Corp. at www.diversinet.com.

# # #

Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information is made pursuant to the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation and are subject to important risks, uncertainties and assumptions that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings (including its annual report and financial statements) with the Securities and Exchange Commission and SEDAR.

Contacts:

Diversinet

David Hackett

Chief Financial Officer

416-756-2324 ext.  275

Investor Relations

Gary Geraci

President

The Equity Performance Group

617-723-2373

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]
(Unaudited)

	March 31	December 31
	2007	2006
	$	$

ASSETS
Current assets
Cash and cash equivalents	4,487,374	5,146,315
Accounts receivable	84,983	154,109
Prepaid expenses	54,677	141,081
Total current assets	4,627,034	5,441,505
Capital assets, net	367,301	388,723
Total assets	4,994,335	5,830,228

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	219,289	172,291
Accrued liabilities	430,238	633,661
Deferred revenue	107,275	938,550
Total current liabilities	756,802	1,744,502

Shareholders’ equity
Share capital (note 3)	58,840,132	58,414,036
Contributed surplus	5,334,271	3,646,283
Share purchase warrants (note 3)	1,660,818	3,291,832
Deficit	(60,076,967)	(59,745,704)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	4,237,533	4,085,726
Total liabilities and shareholders’ equity	4,994,335	5,830,228

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2007	2006
	$	$

Revenue	905,378	472,986
Cost of sales	36,461	349,772
Gross margin	868,917	123,214

EXPENSES
Research and development	539,217	32,717
Sales and marketing	188,654	230,408
General and administrative	456,997	550,625
Depreciation and amortization	27,380	39,278
	1,212,248	853,028
Loss before the following	(343,331)	(729,814)
Foreign exchange loss	(15,266)	(4,110)
Interest income and other income	27,334	12,005
Loss for the period	(331,263)	(721,919)
Deficit, beginning of period	(59,745,704)	(56,294,987)
Loss for the period	(331,263)	(721,919)
Deficit, end of period	(60,076,967)	(57,016,906)

Loss per share
Basic and diluted loss per share from continuing operations	(0.01)	(0.03)
Basic and diluted loss per share	(0.01)	(0.03)
Weighted average common shares outstanding	33,794,983	24,327,116

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2007	2006
	$	$

OPERATING ACTIVITIES
Loss from continuing operations for the period	(331,263)	(721,919)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	27,380	39,278
Stock based compensation expense (note 4a)	123,071	229,998
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	69,126	(13,983)
Prepaid expenses	86,404	31,623
Accounts payable	46,998	(22,428)
Accrued liabilities	(110,324)	86,141
Deferred revenue	(831,275)	(35,000)
Cash used in operations	(919,883)	(406,290)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash	266,900	3,300
Cash provided by financing activities	266,900	3,300

INVESTING ACTIVITIES
Net addition of capital assets	(5,958)	(1,746)
Cash used in investing activities	(5,958)	(1,746)

Net change in cash and cash equivalents during the period	(658,941)	(404,736)

Cash and cash equivalents, beginning of the period	5,146,315	1,355,562

Cash and cash equivalents, end of the period	4,487,374	950,826

Supplementary non-cash transaction
Issuance of shares to employees (note 3c)	93,099	-
Issuance of shares for public relations services (note 3d)	18,000	-

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three months ended March 31, 2007

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, entertainment and gaming and telecommunications marketplaces.

1. Significant accounting policies
a) Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared, on a consistent basis, except for the changes discussed in note 1(b), with the December 31, 2006 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2007 and the statements of loss and deficit and cash flows for the three months ended March 31, 2007 and March 31, 2006, respectively, in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2006.

b) Changes in accounting policies

Effective January 1, 2007, the Company adopted, on a retroactive basis,  the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; and, Section 3855, Financial Instruments – Recognition and Measurement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures would not be restated.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company continued to account for cash equivalents held at that date as held-for-trading, which are measured at fair value with the resulting gain or loss recognized in the consolidated statement of earnings and deficit. The Company has also classified its accounts receivables as loans and receivables, and its accounts payables and accrued liabilities as other financial liabilities, all of which are measured at amortized cost and consistent with the Company’s accounting policy prior to the adoption of Section 3855.  The Company had neither available for sale, nor held to maturity instruments during the three months ended March 31, 2007.

The Company had no “other comprehensive income or loss” transactions during the three months ended March 31, 2007.

The adoption of these standards had no impact to the Company’s net loss for the three months ended March 31, 2007.

2. Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at March 31, 2007, 100% (2006 - 100%) of the capital assets were located in Canada.  For the three month period ended March 31, 2007, one customer contributed 92% of the total revenue (three customers, contributed 90% of the total revenue, for the same period in 2006).

	Three months ended March 31
	2007	2006
Revenue is attributable to geographic location based on the location of the customer, as follows:	$	$

United States	872,603	364,911
Asia	32,775	83,500
Canada	-	24,575
	905,378	472,986

3. Share capital There are an unlimited number of authorized common shares with no par value. The following details the changes in issued and outstanding shares, compensation options and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2006	10,044,047	3,291,832	33,413,005	58,414,036
Warrants cancelled and exercised (a)	(1,143,000)	(1,644,334)	350,000	210,000
Stock options exercised and shares issued (b)			131,250	104,997
Employee bonus (c)			98,000	93,099
Public relations services (d)	81,000	3,915	15,000	18,000
Professional service (e)	45,000	4,627	-	-
Professional service (f)	45,000	4,778	-	-
Balance, March 31, 2007	9,072,047	1,660,818	34,007,255	58,840,132

(a)

Amount related to warrants expiring during the period unexercised. The value of these warrants that have vested prior to the cancellation or expiration date have been reclassified to contributed surplus. During 2007, one director, exercised 350,000 warrants into common shares.

(b)

During 2007 the Company granted options to certain employees, officers and directors under a share option plan, enabling them to purchase common shares of the Company.  As of March 31, 2007 there were 2,316,301 common share options granted and outstanding under the Company’s stock option plan.

(c)

During 2007 common shares were issued to employees in lieu of cash bonuses.

(d)

On January 1, 2007, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, 15,000 common shares were issued and 81,000 common share purchase warrants were granted.  The common share purchase warrants vest quarterly and expire on December 31, 2008.

(e)

On January 22, 2007, the Company entered into an agreement for business development services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase 45,000 common shares at $0.85 was issued with equal vesting monthly for six months.  This warrant expires on January 31, 2008.

(f)

On March 15, 2007, the Company entered into an agreement for business development services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase 45,000 common shares at $0.77 was issued with equal vesting monthly for six months.  This warrant expires on December 31, 2007.

Options outstanding		Warrants outstanding
Range of exercise price	Number outstanding	Range of exercise price		Number outstanding
$0.37 - $0.85	1,892,163	$0.40 - $0.90		7,246,251
$1.01 - $6.10	424,138	$1.00 - $2.00		1,825,796
	2,316,301			9,072,047
Options exercisable, March 31, 2007	1,771,692	Warrants exercisable, March 31, 2007		8,902,297
Options exercisable, December 31, 2006	1,784,036	Warrants exercisable, December 31, 2006		10,021,964
4. Stock based compensation
a) During the three months ended March 31, 2007 the Company recorded compensation expense of $123,071 related to common shares, stock options and warrants granted to employees and other consultants.

b)  The Company has granted 306,952 options during the three months ended March 31, 2007.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2007 was $0.70.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

			Three months ended March 31
			2007	2006
Risk-free interest rate			4.0%	3.09%
Volatility factor of the future expected market price			117%	150%
Weighted average expected life of options			3 years	3 years

5. Related party transactions

During January 2007, James Wigdale, Jr., one of our directors, exercised 350,000 warrants (at $0.60 per share) into common shares.  Furthermore, an additional 750,000 warrants held by Mr. Wigdale (at $2.00 and $2.05 per share) expired unexercised.

6.  Subsequent events

On April 11, 2007, Albert Wahbe was appointed Chief Executive Officer and has agreed to enter into a one year employment agreement renewable for a further one year period at the discretion of the Board.  Albert Wahbe’s compensation will consist solely of the issuance of 300,000 Diversinet common shares annually and up to an additional 200,000 Diversinet common shares annually based on meeting targets to be established by Diversinet’s Board.  The shares issued to Albert Wahbe may, at his request, be registered under future registration statements filed by the Company under the U.S. Securities Act of 1933.  Mr. Wahbe will be entitled to $4,000 per month in personal expenses.

Nagy Moustafa’s employment agreement as CEO was terminated in accordance with its terms.  In April, Mr. Moustafa received $512,000 (representing two years’ salary and minimum bonus) and exercised his stock options to purchase 421,000 Diversinet common shares at an aggregate price of $182,270.  Mr. Moustafa will continue to receive normal course employee benefits for a two year period.  Mr. Moustafa concurrently entered into a consulting agreement with Diversinet to provide business development services for a six month period at a fee of $12,000 per month plus a sales commission payable on certain possible future revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at May 3, 2007.

Overview

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited Consolidated Balance Sheets as at March 31, 2007 and December 31, 2006 and the unaudited Consolidated Statements of Loss and Deficit and the unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and March 31, 2006 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  Readers should also refer to our MD&A included in our Annual Report for the year ended December 31, 2006.  We report our unaudited consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All financial figures are in U.S. dollars unless otherwise noted.

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and services protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005, Diversinet began to focus on the evolving protection and trust needs of mobile users.  Our financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (MASC) enable financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and PC users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records (PHR), financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

Subsequent to quarter end, on April 11, 2007, Albert Wahbe was appointed Chief Executive Officer and has agreed to enter into a one year employment agreement renewable for a further one year period at the discretion of the Board.  Albert Wahbe’s compensation will consist solely of the issuance of 300,000 Diversinet common shares annually and up to an additional 200,000 Diversinet common shares annually based on meeting targets to be established by Diversinet’s Board.  The shares issued to Albert Wahbe may, at his request, be registered under future registration statements filed by the Company under the U.S. Securities Act of 1933.  Mr. Wahbe will be entitled to $4,000 per month in personal expenses.  Furthermore, Nagy Moustafa’s employment agreement as CEO was terminated in accordance with its terms.  In April, Mr. Moustafa received $512,000 (representing two years’ salary and minimum bonus) and he exercised his stock options to purchase 421,000 Diversinet common shares at an aggregate price of $182,270.  Furthermore, Mr. Moustafa will continue to receive normal course employee benefits for a two year period.  Mr. Moustafa concurrently entered into a consulting agreement with Diversinet to provide business development services for a six month period at a fee of $12,000 per month plus a sales commission payable on certain possible future revenue.

In December 2006 we entered into a consulting and licensing agreement with Blue Cross of Northeast Pennsylvania (BCNEPA).  The agreement includes fees of $1,000,000 for consulting work and the delivery of the solution to the customer’s first 100,000 users.  BCNEPA will utilize our MobiSecure products, based on our MobiSecure soft token technology, to enable secure access and management of personal medical records by individuals and health care providers through mobile phones, handheld wireless devises and personal computers.  No revenue was recorded in 2006 related to this contract, however $900,000 was received prior to year end and included in deferred revenue.  In the first quarter of 2007 $828,000 was included in revenue upon delivery of software and tokens.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds for working capital and for general corporate purposes.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and both expire on June 30, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds for working capital and for general corporate purposes.

We have incurred operating losses in each of the last ten fiscal years, most recently from our continuing operations of developing security solutions.  We have sustained our business during this period through the sale of common shares in a series of private placements, by raising gross proceeds of $2.0 million in September 2005, and most recently by raising $5.0 million in June and July of 2006.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

Operating Results

For the three months ended March 31, 2007, we reported an increase in product and service revenue to $905,000 compared to revenue of $473,000 for the quarter ended March 31, 2006.  In December 2006 we entered into a consulting and licensing agreement with Blue Cross of Northeast Pennsylvania (BCNEPA).  The agreement has generated revenue of $828,000 for the delivery of the solution to BCNEPA, including 100,000 tokens.  BCNEPA will utilize our MobiSecure products, based on our MobiSecure soft token technology, to enable secure access and management of medical records by individuals and health care providers through mobile phones, handheld wireless devises and personal computers.  During Q1 2006 we began work on the $695,000 RSA Security development work and we were applying a zero gross margin percentage of completion method for this development agreement, providing us with $287,500 in both revenues and cost of sales.  In Q1, 2006, we did not record any revenue related to RSA contract.  We continue to focus on the US market; for the three months ended March 31, 2007 we derived 96% (75% for 2006) of our revenues from this marketplace.

Cost of sales for the three months ended March 31, 2007 was $36,000 (or gross margin of 96%) compared with $350,000 (or gross margin of 26%) for the quarter ended March 31, 2006.  This represents the direct costs, including salaries, associated for completing the consulting services revenue.  The lower margin for 2006 is the result of lower margins on a significant strategic customer (RSA Security) discussed above.

Research and development expenses were $539,000 in the three months ended March 31, 2007 compared to $33,000 in the three months ended March 31, 2006.  During Q1 2006 the development department focused the majority of their work effort towards completing modification to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  As a result, during the first quarter of 2006, product development costs of $240,000 were reallocated from research and development to cost of sales. No such costs were required to be allocated in 2007 to the BCNEPA arrangement.  Costs were further reduced in Q1 of 2006 by $158,000 from the receipt of funds for our scientific research and development claim for the 2004 fiscal year.  The increase in development costs of $108,000 (before the SRED credit and cost of sales allocation) over 2006 was due to an increase of 22% in the head count in this department as well as higher spending on legal fees to register patents in the quarter.

Sales and marketing expenses were $189,000 in the first quarter of 2007 compared to $230,000 in the first quarter of 2006.  In Q1 of 2006, $39,000 of salary expense was reallocated to cost of sales due to the application of the zero margin basis for accounting for one contract.  The decrease in sales and marketing costs of $80,000 (before the cost of sales allocation) over 2006 was due to a decrease of 40% in the head count in this department.

General and administrative expenses were $457,000 for the first quarter of 2007 compared to $551,000 incurred during the first quarter of 2006. For Q1 2007 we recorded $123,000 ($230,000 - 2006) for stock-based compensation expense.  In Q1 2007 we had increased spending of $25,000 for rent on our new office space in Toronto, Canada as well as an increased expense of $12,000 for the annual audit and related reporting.  Offsetting these increases was a savings of $18,000 in remuneration due to the departure of our President in January of 2006.

Depreciation and amortization expense in the first quarter of 2007 decreased to $27,000 from $39,000 in the first quarter of 2006.  This is consistent with the reduction in net capital assets.

We reported a net loss of $331,000 for the three months ended March 31, 2007 compared to a net loss of $722,000 in the prior year’s first quarter.  The reduced net loss is due in part to the increase in quarterly revenues.

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2007 were $4,487,000 compared with $951,000 at March 31, 2006 and $5,146,000 at December 31, 2006.  The net change in cash and cash equivalents for the first quarter of 2007 was $(659,000) compared to ($405,000) for the first quarter of 2006.

The cash used in Q1 2007 is mainly due to continuing operating activities, which used cash in an amount of $920,000 which was offset by the exercise of employee stock options and warrants in an amount of $267,000.  The cash used in Q1 2006 is mainly due to operating activities, which used cash in an amount of $406,000.

We believe that our cash and cash equivalents as at March 31, 2007 of $4,487,000 will be sufficient to meet our short-term working capital requirements for the next twelve months.

The following table presents unaudited selected financial data for each of the last eight quarters ended March 31, 2007:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss (income) for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
March 31, 2007	905	331	-	331	0.01	0.01
December 31, 2006	286	1,050	-	1,050	0.03	0.03
September 30, 2006	432	932	-	932	0.03	0.03
June 30, 2006	477	747	-	747	0.03	0.03
March 31, 2006	473	722	-	722	0.03	0.03
December 31, 2005	159	1,057	(28)	1,029	0.03	0.03
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17
June 30, 2005	330	1,453	5	1,458	0.08	0.08

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

During January 2007, James Wigdale, Jr., one of our directors, exercised 350,000 warrants (at $0.60 per share) into common shares.  Furthermore, an additional 750,000 warrants held by Mr. Wigdale (at $2.00 and $2.05 per share) expired unexercised.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts and revenue recognition.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in their opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the first quarter of 2007, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 1 to our 2006 audited consolidated financial statements.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; and, Section 3855, Financial Instruments – Recognition and Measurement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures would not be restated.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company continued to account for cash equivalents held at that date as held-for-trading, which are measured at fair value with the resulting gain or loss recognized in the consolidated statement of earnings and deficit. The Company has also classified its accounts receivables as loans and receivables, and its accounts payables and accrued liabilities as other financial liabilities, all of which are measured at amortized cost and consistent with the Company’s accounting policy prior to the adoption of Section 3855.  The Company had neither available for sale, nor held to maturity instruments during the three months ended March 31, 2007.

The Company had no “other comprehensive income or loss” transactions during the three months ended March 31, 2007.  The retroactive adoption of these standards had no impact to the Company’s net loss for the three months ended March 31, 2007.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2007.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business..

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares:  If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As of March 31, 2007, two customers accounted for 59% and 24% of our total accounts receivable.  During Q1 2007, one customer accounted for 91% of our total revenues.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal Q1 2007 and 2006, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During Q1 2007 and fiscal 2006 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits. The Company does not have any foreign currency derivative instruments outstanding at March 31, 2007.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs. Management believes that a loss arising from this matter is probable and that the amount can reasonably be estimated.  The Company has recorded an amount for the liability based on its current estimate of the settlement amount.  As additional information becomes available, any potential liability related to this matter is assessed and the estimates will be revised accordingly.